UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cash Consideration for Shares of SK Telink Co., Ltd.

On September 28, 2017, the board of directors of SK Telecom Co., Ltd. (“SK Telecom”) resolved to approve the payment of cash consideration in lieu of the issuance of shares of SK Telecom in a comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”) (the “Transaction”). Upon the consummation of the Transaction, SK Telink will become a wholly-owned subsidiary of SK Telecom.

1. Form of the Transaction: Small-scale share swap

2. Information about SK Telink

a.	Representative Director: Yun, Won Young

b.	Main Business: International calling and voice over Internet protocol (“VoIP”) services

c.	Relationship with SK Telecom: SK Telink is a subsidiary of SK Telecom.

d.	Number of issued shares: 1,516,730 shares

e.	Financial Information (on a consolidated basis as of and for the year ended December 31, 2016)

•	Total Assets: Won 445.4 billion

•	Total Liabilities: Won 142.0 billion

•	Total Equity: Won 303.4 billion

•	Share Capital: Won 7.6 billion

3. Share Exchange Ratio

The share exchange ratio for the Transaction has been determined to be 1:1.0687714. On the share exchange date, the common shares of SK Telink not already owned by SK Telecom will be transferred to SK Telecom, and the holders of such common shares will subsequently be given cash consideration of Won 270,583 per common share of SK Telink (in lieu of common shares newly issued by SK Telecom) in accordance with Article 360-3(3)4 of the Korean Commercial Code (the “KCC”).

4. Determination of the Transaction Ratio

a.	Reference Share Price of the Parent Company (SK Telecom)

As SK Telecom is a listed corporation, SK Telecom’s reference share price was calculated pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”) and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA.

The reference share price of SK Telecom is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period from the calculation date, (ii) the weighted average of the share prices for the most recent one-week period from the calculation date and (iii) the closing share price on the calculation date. The calculation date is September 27, 2017, which is the date prior to the earlier of (a) the date of the board resolution regarding the Transaction (September 28, 2017) and (b) the date of the share exchange agreement (the “Share Exchange Agreement”) for the Transaction (September 29, 2017).

In addition, while Article 176-5(1)1 of the Enforcement Decree of the FSCMA allows for the share reference price to be decreased or increased by up to 30% (or 10% in the case of mergers between affiliated companies), SK Telecom did not apply this rule in determining its reference share price.

Item	Amount (Won)	Calculation Period
(i) Weighted average of the share prices for the most recent one-month period	250,141	August 28, 2017 – September 27, 2017
(ii) Weighted average of the share prices for the most recent one-week period	252,376	September 21, 2017– September 27, 2017
(iii) Closing share price on the calculation date	257,000	September 27, 2017
Arithmetic mean [((i) + (ii) + (iii)) / 3]	253,172	—
Reference share price	253,172	—

b.	Reference Share Price of the Company that will become a Wholly-Owned Subsidiary (SK Telink)

The reference share price of SK Telink was calculated pursuant to Article 176-5 of the FSCMA, Article 5-13 of the Regulations on Securities Issuances and Public Disclosures and Articles 4 and 8 of the Detailed Enforcement Regulations of the Regulations on Securities Issuances and Public Disclosures and is equal to the arithmetic mean of (i) SK Telink’s asset value and (ii) 1.5 times SK Telink’s profit value.

Item	Amount (Won)
(i) Asset value	205,421
(ii) Profit value	314,024
Arithmetic mean [((i) + (ii)*1.5)/ 2.5]	270,583
Reference share price	270,583

c.	Calculation of Share Exchange Ratio

Pursuant to the method set forth above, the share exchange ratio for the Transaction is 1 (SK Telecom): 1.0687714 (SK Telink). On the share exchange date, the common shares of SK Telink not already owned by SK Telecom will be transferred to SK Telecom, and the holders of such common shares will subsequently be given cash consideration of Won 270,583 per common share of SK Telink (in lieu of common shares newly issued by SK Telecom).

5. Matters Relating to the External Appraisal

An external appraisal with respect to the appropriateness of the calculations of the share exchange ratio and reference share prices was conducted in accordance with Article 176-6(3) of the Enforcement Decree of the FSCMA.

a.	Name of external appraiser: Samil PricewaterhouseCoopers

b.	Period of external appraisal: September 11, 2017 – September 28, 2017

c.	Result of external appraisal: Appropriate

6. Purpose of the Transaction

SK Telecom intends to acquire all of the shares of SK Telink that it does not already own through the Transaction, following which SK Telink will become its wholly-owned subsidiary, in order to enhance corporate value by improving management efficiency and maximizing synergies in the ICT area.

7. Impact and Effect of the Transaction

a.	Impact and Effect on SK Telecom’s Share Ownership and Management: Upon the completion of the Transaction, (i) there will be no change in the share ownership interest of SK Telecom’s existing shareholders or the corporate governance structure and management of SK Telecom, (ii) SK Telecom and SK Telink will remain as existing corporate entities, (iii) SK Telink will become a wholly-owned subsidiary of SK Telecom, (iv) SK Telecom will remain a listed corporation on the Korea Exchange, (v) SK Telink will remain an unlisted corporation and (vi) pursuant to the Share Exchange Agreement, the directors and members of the Audit Committee of SK Telecom appointed before the Transaction shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Transaction.

b.	Impact and Effect on SK Telecom’s Financial Position and Business: Through the Transaction, it is expected that management efficiency will be improved through the more efficient use of resources of both companies. Through a more efficient decision-making structure, the companies intend to maximize synergies in the ICT area by (i) sharing SK Telecom’s infrastructure and technology and (ii) further building upon SK Telink’s key business areas such as fixed-line related products and security. Therefore, the Transaction is expected to have a positive effect on the financial position of both companies.

8. Timeline of the Transaction

Event	Date(s)(1)
Date of the Share Exchange Agreement	September 29, 2017
Record date	October 13, 2017
Closure of the shareholder register	October 16, 2017 to October 18, 2017
Dissent filing period(2)	October 13, 2017 to October 27, 2017
Board of directors’ meeting to approve the Share Exchange Agreement(3)	November 9, 2017
Closing date of the Transaction	December 14, 2017

(1)	The dates listed herein are subject to change due to consents or approvals from relevant institutions or due to further agreements among the parties.
(2)	For shareholders of SK Telecom that hold their shares in the form of American Depositary Receipts (“ADRs”) to submit a notice of dissent, please contact Jayne Whalen of Computershare at +1-201-222-4412 for the relevant dissent form applicable to SK Telecom’s ADR holders. Completed forms need to be faxed to Citibank, N.A., as depositary, prior to 4:00 p.m. (New York City time) on October 24, 2017 at +1-201-222-4593 (attn.: Jayne Whalen)
(3)	As the Transaction will proceed in accordance with the procedures for a small-scale share swap pursuant to Article 360-10 of the KCC, a meeting of the board of directors will be held to approve the Share Exchange Agreement in lieu of a general meeting of shareholders held in accordance with Article 360-3(1) of the KCC.

9. Appraisal Rights

Shareholders of SK Telecom dissenting from the Transaction are not granted any appraisal rights as the Transaction will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

10. Board of Directors’ Meeting: The Transaction was approved at a meeting of the board of directors of SK Telecom on September 28, 2017 with three out of four outside directors in attendance.

11. Back-door Listing: Not applicable.

12. Put-back Option: Not applicable.

13. Other Matters to be Considered

a.	On September 28, 2017, the board of directors of SK Telink resolved to reduce its capital (through a cancellation of treasury shares). Accordingly, SK Telink’s 84,103 treasury shares that have been cancelled prior to the Transaction will not be subject to the Transaction.

b.	Pursuant to Article 360-10(5) of the KCC, if shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom object to the Transaction, SK Telecom may not proceed with the Transaction as a small-scale share swap and instead proceed with the Transaction as a general share exchange.

c.	The Share Exchange Agreement would lose effectiveness retroactively if the Share Exchange Agreement is not approved by the board of directors of SK Telecom or the shareholders of SK Telink

d.	The Share Exchange Agreement may be amended or terminated in accordance with the following terms.

(1)	Following the execution of the Share Exchange Agreement and prior to the share exchange date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Telink may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

(2)	Following the execution of the Share Exchange Agreement and prior to the share exchange date, in the event any of the following occurs, SK Telecom and SK Telink may by mutual written agreement terminate or amend the Share Exchange Agreement:

(i)	a natural disaster or other material change to the assets and operation of SK Telecom or SK Telink;

(ii)	failure to obtain approvals necessary for the Transaction from the government or related agencies or any breach of applicable law due to the Transaction which cannot be cured; or

(iii)	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

(3)	Following the execution of the Share Exchange Agreement, if shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom object to the Transaction (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Telink in writing within 30 days after the end of the dissent filing period.

(4)	SK Telecom and SK Telink may enter into separate agreements for matters requiring agreement in connection with the Transaction and such separate agreements shall be deemed part of the Share Exchange Agreement.

e.	The matters and timeline set forth above are subject to change upon further discussions with relevant authorities or by agreement of the parties to the Transaction.

f.	Specific details relating to the Transaction which have not been resolved by the board of directors of SK Telecom are delegated to the representative director of SK Telecom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM Co., LTD.
(Registrant)

By:	/s/ Sunghyung Lee

(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: September 29, 2017